July 28, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington D.C. 20549

Attn: Nicholas P. Panos

Senior Special Counsel

Re:	American Independence Corp.

Schedule 13E-3

Filed June 28, 2016, by AMIC Holdings, Inc., et al.

Schedule 13E-3/A

Filed July 25, 2016, by AMIC Holdings, Inc., et al.

File No. 005-31658

Dear Mr. Panos:

This letter is being furnished on behalf of AMIC Holdings, Inc. (“Acquisition Co.”), Independence Holding Company (“IHC”) and Madison Investors Corporation (“Madison” and, together with Acquisition Co. and IHC, the “Filing Persons”) in response to comments contained in the letter, dated July 28, 2016, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Ms. Teresa A. Herbert, IHC's Chief Financial Officer and Senior Vice President, with respect to the Filing Persons' Schedule 13E-3 that was filed with the Commission on June 28, 2016, as amended by Amendment No. 1 filed on July 25, 2016 (as amended, the “Schedule 13E-3”). The text of the Staff's comments is set forth below, followed by the Filing Persons' responses. The Filing Persons are concurrently filing Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2”), which includes changes to reflect responses to the Staff's comments. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms as set forth in Amendment No. 2. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2. In addition, a marked copy of the Amendment indicating changes against the Schedule 13E-3 is being provided to the Staff via email.

Item 13. Financial Information, page 47

1.	We have considered the reply sent in response to prior comment eight and the corresponding revised disclosures appearing within the Schedule 13E-3/A. Item 1010(c)(1) of Regulation M-A, however, requires summarized financial information disclosed in accordance with Item 1-02(bb)(1) of Regulation S-X. Net Income Per Share, as identified in Item 1010(c)(3), also does not appear to have been disclosed. Please revise to disclose this information or provide us with a brief legal analysis explaining why such disclosure is not required in this context.

Response:

We provide Net Income Per Share through our disclosure of Basic Income Per Common Share and Diluted Income Per Common Share on page 47 of Amendment No. 2. Pursuant to Item 1-02(bb)(1) of Regulation S-X, we revised Item 13 to include Insurance Benefits, Claims and Reserves on page 47 of Amendment No. 2, as an alternative to gross profit. American Independence Corp. has a non-classified balance sheet. Therefore, we responded to the summary financial information referenced in Section 1-02(bb)(1) by providing on page 47 the major components of assets applicable to the insurance industry. We believe that the summary disclosure now complies with Item 1010(c) of Regulation M-A.

Should members of the Staff have any questions or require any additional information, they should call the undersigned at 203-358-8000.

Very truly yours,

/s/ Teresa A. Herbert

Name: Teresa A. Herbert

Title: Chief Financial Officer and Senior Vice President

cc:	Ms. Loan T. Nisser, Esq.

Mr. Nicholas R. Williams, Esq.